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                                                               Exhibit (a)(1)(D)

                               [FREEMARKETS MEMO]


FROM:    CHRISTINA SPANGLER

SUBJECT: OFFER TO EXCHANGE OPTIONS

DATE:    JULY 25, 2001


In connection with FreeMarkets' offer to exchange outstanding options having an exercise price of $20.00 per share or more ("eligible options") for new options, attached are revised copies of the Offer to Exchange and the Election Form (collectively, as they may be amended or supplemented from time to time, the "offer"):

The offer has been amended in the following respects in response to comments from the Securities and Exchange Commission. The economic terms of the offer have not changed:

o To clarify that if you elect to exchange any eligible options, you must also surrender for cancellation all options granted to you on or after February 3, 2001 (the "required options") and that no new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00.

o To provide information with respect to options granted on or after February 3, 2001, including options granted to executive officers, who are not eligible to participate in the exchange.

o To provide that we do not expect that the grant of the new options will be delayed significantly beyond the date that is six months and one day after the date on which we accept and cancel eligible options elected for exchange as a result of any action required to be taken by the board or compensation committee.

o To provide that unless we accept the options you have elected for exchange before 12:00 midnight, Eastern Time, on August 30, 2001 (rather than August 31, 2001), you may withdraw your options at any time after August 30, 2001 (rather than August 31, 2001) until they are accepted and cancelled.

AS PREVIOUSLY INDICATED, THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON AUGUST 3, 2001.

You should direct questions about this offer or requests for assistance or for additional copies of the Offer to Exchange or the Election Form to Christina Spangler by telephone at (412) 297-8759 or by mail to FreeMarkets, Inc., FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, Pennsylvania, 15222,
Attention: Christina Spangler.